March 17, 2010

Via EDGAR and Federal Express

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:      United Natural Foods, Inc.
Form 10-K for Fiscal Year Ended August 1, 2009
Filed September 30, 2009
Proxy Statement on Schedule 14A
Filed December 3, 2009
Form 8-K
Filed September 9, 2009
File No. 0-21531

Dear Mr. Owings:

This letter sets forth the response of United Natural Foods, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated February 17, 2010, concerning the Company’s (i) Form 10-K for the year ended August 1, 2009 that was filed on September 30, 2009, (ii) Proxy Statement on Schedule 14A that was filed on December 3, 2009, and (iii) Form 8-K that was filed on September 9, 2009, in each case under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by our responses, which correspond to the comments numbered in the Comment Letter.

Form 10-K for the Fiscal Year Ended August 1, 2009

Item 7. Management's Discussion and Analysis of Financial Condition.... page 25

1.
Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note the disclosure on page 12 that your business is sensitive to economic downturns. Please explain the effect that the recent turmoil on the economy has on your operations. Also, you state on page 26 that in recent years your sales to existing and new customers have increased through the continued growth of the natural and organic products industry, increased market share among other reasons. Please discuss if you expect this trend to continue. Please describe the efforts you have made to improve the shopping experience of your customers and the results to date. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: The Company will revise its future filings to comply with the Comment and included in its quarterly report on Form 10-Q for the quarter ended January 31, 2010, as filed with the Commission on March 11, 2010 (the “Second Quarter 2010 Form 10-Q”) additional disclosure that it believes is responsive to the Comment.  Specifically, on pages 12 and 13 of the Second Quarter 2010 Form 10-Q, the Company included additional qualitative disclosure regarding its business sensitivity to economic downturns, including the effects from the recent recession on net sales and the Company’s response including stringent management of operating expenses.  The Second Quarter 2010 Form 10-Q also includes on pages 12, 13, 17 and 19 additional details highlighting the challenges the Company faces as it employs its strategic plan to gain market share and actions being taken to mitigate associated risks.  The Second Quarter 2010 Form 10-Q also includes on pages 12 and 13 the Company’s outlook for trends within the industry, which highlight moderate growth in the near-term and uncertainty on the intensity of long-term growth.  Lastly, pages 20 and 21 of the Second Quarter 2010 Form 10-Q include information about the variability of the Company’s cash flows and expectations over the next two fiscal years. We note the Staff's comment regarding the shopping experience of our customers, however, the Company does not feel this comment is applicable to our primary business as a wholesale distributor as we do not typically deal directly with consumers.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

Critical Accounting Policies, page 27

Valuation of goodwill and intangible assets, page 28

2.
Please expand your disclosure to provide investors with sufficient information to assess the recoverability of goodwill and the probability of a future material impairment charge. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should:

•	disclose the carrying value and fair value of the reporting unit or the percentage by which fair value exceeds the carrying value as of the date of your most recent step-one test;

•	describe the methods and key assumptions used and how the key assumptions are determined;

•	discuss the degree of uncertainty associated with the key assumptions, such as the growth rate used in estimating future cash flows; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Similar qualitative and quantitative information regarding intangible assets and other critical accounting estimates should be provided to the extent there are material implications associated with the methods, assumptions and estimates underlying the accounting measurements. Refer to Item 303(a)(3)(ii) of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060, available on our web site at http://www.sec.gov.

RESPONSE:  The Company will revise its future filings to comply with the Comment and included in the Second Quarter 2010 Form 10-Q additional disclosure regarding the process by which the Company evaluates its goodwill and other intangible assets for impairment.  Specifically, in the Second Quarter 2010 Form 10-Q under Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies” under the Valuation of goodwill and intangible assets discussion beginning on page 14, the Company has included additional disclosures regarding its determination of reporting units and the results of the Company’s most recent impairment tests to provide investors with additional information to assess the recoverability of the Company’s goodwill and the probability of a future material impairment charge.  The Company has also included additional disclosures regarding the results of its most recent annual impairment test for indefinite lived intangible assets.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

Results of Operations, page 29

3.
We note that you have not quantified the impact of a number of factors that contributed to changes in net sales, gross profit and operating expenses in your discussions of results of operations for the fiscal year ended August 1, 2009 compared to fiscal year ended August 2, 2008 and fiscal year ended August 2, 2008 compared to fiscal year ended July 28, 2007, including (i) increases in sales attributable to branded products acquired during the past three years, (ii) the increase in fiscal 2009 sales as a result of the fiscal 2008 acquisition from UNFI Specialty, (iii) the impact of UNFI Specialty sales, fuel surcharge revenues and sales of branded product lines on gross profit as a percentage of sales, (iv) the impact of forward buying opportunities or missed forward buying opportunities on gross profit as a percentage of sales for each year, (iv) the impact of increases in information technology expenses, depreciation, health insurance expense and amortization expense on operating expenses, and (v) the impact of expense control programs on operating expenses for each year. As represented in your response to comment one in our letter dated April 3, 2007, please quantify the factors identified in your discussion and analysis of operating results that contribute to changes in net sales, gross profit and operating expenses to the extent practicable. In addition, please describe your forward buying and expense control programs referred to in your discussions and analysis of gross profit and operating expenses for each year. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960.

RESPONSE:   The Company will revise its future filings to comply with the Comment and included in the Second Quarter 2010 Form 10-Q additional quantitative and qualitative disclosure on pages 17 through 19 related to the material factors that contributed to changes in the Company’s results of operations when compared against the prior fiscal year’s comparable periods, including qualitative and, where practicable, quantitative information regarding material changes for discrete items.  The Company intends to make additional quantitative disclosures for the current year amounts and modifications to the prior year amounts included in the filing of this fiscal year’s Form 10-K where applicable and practical.  The Company would like to note, however, that certain items disclosed, such as the positive or negative impact of forward buying opportunities, are directionally accurate but are unable to be quantified with the certainty necessary in order to provide a specific quantitative disclosure.  The Company’s expense control programs relate to on-going focus on day-to-day cost containment initiatives, the results of which cannot be specifically captured to the degree of accuracy required for quantitative disclosure.

4.
Please include a discussion of segment information or tell us why you believe a discussion of segment information is not meaningful to an understanding of your business, particularly in light of the trend in operating income (loss) of the other segment as depicted in Note 14 to your financial statements.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

RESPONSE: The Company does not believe a discussion of segment information would provide a more meaningful understanding of its business as the wholesale segment represents over 95% of the Company’s overall business.  As disclosed in footnote 6 of the Second Quarter 2010 Form 10-Q, the increasing operating losses in the other category are primarily due to an increase in certain corporate expenses which are combined with our other operating divisions within the other category.  The Company’s current internal structure and systems do not separate or allocate these operating expenses, but these expenses relate to functions that are vital to the operations for both the wholesale segment and our other divisions.  The corporate expenses consist of salaries, retainers, and other related expenses of officers, directors, corporate finance (including professional services), information technology, governance, legal, human resources and internal audit that are necessary to operate the Company’s headquarters located in Providence, Rhode Island and previously located in Dayville, Connecticut and support the operations of the Company’s wholesale segment and other operating divisions.  The trend of increasing operating losses within the other category is due to the Company’s efforts to centralize many of the national functions at the Company’s headquarters which has increased the unallocated corporate expenses included in the other category.

Liquidity and Capital Resources, page 35

5.
You state that your maximum borrowing base under your credit facility is $400 million and as of August 1, 2009, your outstanding borrowing under this credit facility totals $200 million leaving you with $137 million in available credit. Please tell us why you only have $137 available since your credit facility is $400 million and you only have $200 million outstanding borrowings as of August 1, 2009. Also, in your Form 10-Q for the fiscal period ended October 31, 2009 states that “[a]s of October 31, 2009, our borrowing base, based on accounts receivable and inventory levels, was $393.5 million. Please discuss how your borrowing base is calculated as it seems to be variable depending on your accounts receivable and inventory levels rather than a fixed number.

RESPONSE:  The Company will revise its future filings to comply with the Comment and in the Second Quarter 2010 Form 10-Q included, on page 20, additional disclosure that it believes is responsive to the Comment detailing that the calculation of the Company’s borrowing base is based on the lesser of (1) $400 million or (2) the sum of fixed percentages of the Company’s eligible accounts receivable and inventory balances.  The Company has also disclosed in the Second Quarter 2010 Form 10-Q which alternative base was used for calculating the borrowing base at the end of the most recent period, as well as the amounts related to letter of credit commitments and reserves which further reduce availability from the disclosed borrowing base.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

6.
Please expand your discussion to specifically address liquidity on both a short term and long term basis. You should refer to instructions 2 and 5 of Item 303(a) of Regulation S-K and Financial Reporting Codification Section 501.03.a. for guidance that should be considered in assessing liquidity, and providing a discussion of prospective information regarding your short-term and long-term sources of, and needs for, capital. Specifically address your ability to meet your cash needs for the next 12 months as well as the long-term in light of anticipated capital expenditures and payments on long-term obligations and commitments. The discussion should also include an evaluation of the certainty of cash flows and a discussion and analysis of known trends and uncertainties.

RESPONSE:  The Company will revise its future filings to comply with the Comment and in the Second Quarter 2010 Form 10-Q included additional qualitative disclosure on page 20 regarding its assessment of current and long-term liquidity, as well as its expectation of cash flows from operations and capital needs over the current and next two fiscal years.

7.
Please provide a discussion and analysis of material changes in operating, investing and financing cash flows for the three-year period covered by the financial statements. In addition, please describe the underlying reasons for changes in cash flows related to inventories, accounts payable and overall working capital for each year presented, with, a focus on any known trends or uncertainties. Refer to Item 303(a) of Regulation S-K and Section IV.B.1 of SEC Release 34-48960.

RESPONSE:  The Company will revise future Form 10-K filings to include a discussion and analysis of material changes in operating, investing and financing cash flows for the three-year period covered by the financial statements.

Item 8. Financial Statements and Supplementary Data, page 41

Consolidated Statements of Cash Flows, page 47

8.
We note that you recognized excess tax benefits related to the value of equity instruments issued under share-based payment arrangements recognizable for financial reporting purposes as a cash inflow from financing activities. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c. of SFAS No. 95 (FASB Accounting Standards Codification "ASC" 230-10-45-17) and paragraph A96 of SFAS No. 123R (ASC 718-20-55-24).

RESPONSE:  The Company recognizes a deferred tax asset for the deductible portion of share-based compensation expense that management believes is more likely than not to be realized. When tax benefits from share-based compensation arrangements are realized, the Company reflects the cash receipts as cash inflows from operating activities through the change in “Accrued expenses and other current liabilities” in its Consolidated Statements of Cash Flows.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

In accordance with FASB Accounting Standards Codification "ASC" 230-10-45-17 and ASC 718-20-55-24, the Company has presented the tax benefits from share-based payment arrangements that are in excess of the compensation cost recognized in the Company’s operating results as a cash outflow from operating activities through the change in “Accrued expenses and other current liabilities” and a corresponding cash inflow from financing activities under the caption “Tax benefit from equity awards” for each year presented. Furthermore, the Company determines the major classes of operating activities to separately disclose based on its assessment of paragraph 29 of ASC 230-10-45 and believes its treatment of presenting the excess tax benefits within changes in “Accrued expenses and other current liabilities” has been appropriate as the cash outflows from these tax benefits have not been material.  However, the Company acknowledges the Staff’s comment and in the Second Quarter 2010 Form 10-Q cash flows from operating activities reflects a separate line item for realized excess tax benefits from stock-based compensation and the line item reflecting the change in “Accrued and other liabilities” was reclassified accordingly.  The Company will revise its future filings to present these cash outflows in the same manner.

Notes to Consolidated Financial Statements, page 48

Note 1. Significant Accounting Policies, page 48

Shipping and Handling Fees and Costs, page 54

9.
Please disclose the amount of outbound transportation expenses classified as operating expenses for each year presented as represented in your response to comment five in our letter dated April 3, 2007. Refer to paragraph 6 of EITF 00-10 (ASC 605-45-50-2).

RESPONSE: The Company will revise its future filings to comply with the Comment and included in the Second Quarter 2010 Form 10-Q disclosures in Note 1 to the Condensed Consolidated Financial Statements under heading (b) Shipping and Handling Fees and Costs, describing the amount of outbound shipping and handling fees, which include costs for selecting, quality assurance, and outbound transportation expenses classified as operating expenses.

Item 15. Exhibits, Financial Statement Schedules, page 76

10.
Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided schedules and/or exhibits to the following material agreements:

•	Exhibit 10.11 - Amended and restated Loan and Security Agreement, dated April 30, 2004, with Bank of America Business Capital;

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

•	Exhibit 10.12 - Term Loan Agreement with Fleet Capital Corporation dated April 30, 2003;

•	Exhibit 10.28 - Merger Agreement, dated October 5, 2007, by and among the Registrant, UNFI Merger Sub, Inc., Distribution holdings, Inc. and Millbrook Distribution Services, Inc.

•	Exhibit 10.59 - Sixth Amendment to Amended and Restated Loan and Security Agreement as of February 25, 2009;

•	Exhibit 10.60 - Ninth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated February 25, 2009.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

RESPONSE: The Company is reviewing its current material agreements and, except as described or respectfully requested below, will re-file with the Commission, not later than the date that the Company files its quarterly report on Form 10-Q for the quarter ending May 1, 2010, complete copies of those of the Company’s current material agreements which continue to be required under the criteria set forth in Item 601(b)(10) of Regulation S-K for which complete copies were not previously filed with the Commission.  To the extent that any schedules or exhibits to such agreements, or the agreements themselves, contain confidential information, the Company reserves the right to redact such confidential information therefrom and request confidential treatment therefor.

Because (i) Exhibits A, B, C, D, E, F, G, H, I, J, K, N, O, Q, S and V included with the Fourth Amendment to Amended and Restated Loan and Security Agreement, dated November 27, 2007 (the “Fourth Amendment”), filed with the Commission as Exhibit 10.31 to the Company’s quarterly report on Form 10-Q for the quarter ended January 26, 2008 amended and restated in their entirety those exhibits of the same alphabetical identifiers to the Amended and Restated Loan and Security Agreement, dated April 30, 2004 (the “Original Loan Agreement”); (ii) Exhibits C, D, E, F, G, H, I and V to the Sixth Amendment to Amended and Restated Loan and Security Agreement, dated February 25, 2009 (the “Sixth Amendment”), which the Company will re-file a complete copy of in a future filing, amends and restates in their entirety those exhibits of the same alphabetical identifiers included in the Fourth Amendment; and (iii) Exhibits T and U represent forms of documents that would be executed by a lender in connection with an assignment by a lender of its interest in the loans, the Company respectfully requests that it not be required to re-file a complete copy of the Original Loan Agreement solely to include exhibits that (A) have been subsequently replaced with exhibits that were filed with the Fourth Amendment and that will be replaced again with exhibits filed with the Sixth Amendment; (B) are documents that would be executed only in connection with a lender seeking to assign its interest in loans under the agreement; or (C) represent only forms of borrowing base and compliance certificates, which reiterate information set forth in the Original Loan Agreement.  The Company believes that re-filing the complete Original Loan Agreement to include exhibits that have been superseded and replaced in their entirety by exhibits subsequently filed with the Commission in connection with the filing of the Fourth Amendment, some of which will be further replaced with the filing of a complete copy of the Sixth Amendment, could potentially confuse investors.  The Company further believes that re-filing the Original Loan Agreement in its entirety, might lead investors to mistakenly believe that the Company had further amended and restated its credit agreement.  For these reasons, the Company respectfully requests that it not be required to re-file the Original Loan Agreement to include the exhibits and schedules thereto.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

With respect to the Merger Agreement, dated October 5, 2007, by and among the Company, UNFI Merger Sub, Inc., Distribution Holdings, Inc. and Millbrook Distribution Services, Inc. (the “Millbrook Agreement”), the Company believes that this agreement should have been originally filed with the Commission under Item 601(b)(2) as the agreement is a material plan of acquisition.  The Millbrook Agreement was mistakenly filed under Item 601(b)(10). The Company disclosed in the exhibit index to the Second Quarter 2010 Form 10-Q that it was re-filing the Millbrook Agreement under Item 601(b)(2) through incorporation by reference to the Company’s quarterly report on Form 10-Q as filed with the Commission on October 27, 2007.  In accordance with Item 601(b)(2), the Company is omitting the schedules and attachments to the Millbrook Agreement but will furnish those omitted schedules and attachments supplementally to the Commission upon request.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Performance-Based Cash Incentive Compensation, page 24

11.
We note that your annual cash incentive is made of several components and you have disclosed the applicable targets and results for some, but not all of these components. Please disclose all of the targets for each component, including the minimums you required relating to EBIT and division-level earnings, and the results for each component. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 118.04 of our Compliance and Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE: The Company will revise its future filings to include disclosure of, if applicable, performance targets related to payroll as a percentage of gross margin, inventory management, information technology operating expenses as a percentage of consolidated revenues and associate development.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

The Company believes, however, as more fully described below that disclosure of performance targets related to (A)(i) earnings before interest and taxes for the Company’s specialty division; (ii) earnings before interest and taxes for the Company’s Blue Marble Brands division; (iii) the Blue Marble Brands division’s earnings before interest and taxes as a percentage of the Company’s consolidated net sales; (iv) the Blue Marble Brands division’s sales as a percentage of Company’s consolidated net sales; (v) the Company’s eastern division’s earnings before interest and taxes; (vi) the Company’s eastern division’s earnings before interest and taxes as a percentage of the Company’s consolidated net sales; (vii) the Company’s western division’s earnings before interest and taxes; (viii) the Company’s western division’s earnings before interest and taxes as a percentage of the Company’s consolidated net sales; and (ix) annualized sales for the Company’s specialty division (collectively, the “Excluded Division Targets”); and (B)(i) timely integration of new specialty distribution facilities; and (ii) control of the Company’s transportation costs (collectively, the “Excluded Operational Targets” and together with the Excluded Division Targets, the “Excluded Targets”) is not required under Item 402(b)(1) of Regulation S-K because the Company would experience competitive harm as a result of disclosure of the targeted performance levels.

Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm.  Both Instruction 4 to Item 402(b) of Regulation S-K and the answer to Question 118.04 of the Staff’s Compliance & Disclosure Interpretations also indicate that companies should use the same standard for evaluating whether target levels like the Excluded Targets may be omitted as would apply when making a confidential treatment request under Rule 406 of the Securities Act of 1933 and Rule 24b-2 of the Exchange Act, each of which incorporates the criteria for non-disclosure when relying on Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.  Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public (“FOIA Exemption 4”).  The Company believes that each targeted level of performance included in the Excluded Targets and identified for purposes of the Company’s annual cash incentive plan in the Company’s proxy statement on Schedule 14A as filed with the Commission on December 3, 2009 (the “Proxy Statement”) as “Standard Performance,” “Superior Performance” and “Outstanding Performance” fits within the three prong test under FOIA Exemption 4 because the Excluded Targets (i) constitute trade secrets or commercial or financial information; (ii) were obtained from a person; and (iii) are privileged or confidential.  Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).  The Company believes that the performance targets included in the Excluded Targets, as disclosed on pages 25-29 of the Proxy Statement, meet each prong of this test.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

Commercial or Financial Information.  Courts in the United States have held that the terms “commercial or financial information” as used in FOIA Exemption 4 should be given their ordinary meaning, and that records are commercial so long as the submitter has a “commercial interest” in them.  Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen Health Research Group”).  Examples of items generally regarded as commercial or financial information include: business sales statistics, research data, technical designs, license and royalty information, overhead and operating costs, customer and supplier lists, information on financial condition, prices and quantities. Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986) (“Landfair”); Public Citizen Health Research Group v. National Institute of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002).  Information is also “commercial” if it relates to commerce or has been compiled in pursuit of profit.  Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F.Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278,281 (D.C. Cir. 1987); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978).

The Excluded Targets satisfy this prong of the FOIA Exemption 4 test. Each of the Excluded Division Targets represents a division-level financial metric derived from internal analyses and projections of the Company’s performance at the division level developed by the Company and used in connection with establishing compensation levels for certain of the Company’s employees.  Each of the Excluded Operational Targets represents an operational goal or financial metric derived from internal analyses and corporate operational aspirations for improvement in specific areas developed by the Company and used in connection with establishing compensation levels for certain of the Company’s employees.  As such, the Company believes that the Excluded Targets clearly constitute “commercial or financial information” under FOIA Exemption 4.

Obtained from a Person.  FOIA Exemption 4 requires that information for which confidential treatment is requested must be provided to the Commission by a person.  The court in Landfair found that a “person” refers to a wide range of entities, including corporations.  Landfair, at 327.

The Excluded Targets were developed by the Company, which is a “person” for purposes of FOIA Exemption 4.

Privileged or Confidential.  Commercial or financial information is considered “confidential” within the meaning of FOIA Exemption 4 where (i) it is not of the type that “would customarily be disclosed to the public,” National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 672, 677 (D.C. Cir. 1976); and (ii) disclosure of such information is likely to “cause substantial harm to the competitive position of the person from whom the information is obtained” National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).  To satisfy this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. Public Citizen Health Research Group at 1291.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

Not customarily disclosed to the public.

Each of the Excluded Targets was developed from the Company’s business plan or internal operational goals, which are strictly used for internal planning purposes, and are not disclosed publicly. The Company’s business plan is based on internal analyses prepared by management and is used by management in operating the Company’s business consistent with the strategy adopted by management and approved by the board of directors, and in evaluating the Company’s actual performance against management’s projections. The internal projections established by management and reviewed by the Company’s board of directors in preparing the Company business plan, as well as the Company’s internally prepared expectations with respect to projected performance for the various divisions of the Company’s business reflected in the Excluded Division Targets represent part of the Company’s strategy to achieve its business goals.  The internal operational goals established by management and utilized for establishing the Excluded Operational Targets similarly represent part of the Company’s strategy to achieve its business goals.  The Company does not publicly disclose the Excluded Targets, the information contained in the Excluded Targets or the internal projections or operational goals on which the Excluded Targets are based for a number of strategic reasons, including the risk that such disclosure would provide the Company’s competitors, customers and suppliers with valuable insights into the Company’s business and strategies.

Would cause substantial harm to the Company’s competitive position.

Excluded Division Targets. All of the Excluded Division Targets represent division-level sales or operating profit (earnings before income and taxes) metrics that the Company’s competitors, customers and suppliers could utilize to the substantial detriment of the Company.

The business environment in which the Company operates is highly competitive, particularly during periods of economic stress. As described in the Company’s annual report on Form 10-K, the Company’s competition comes from a variety of sources, including other distributors of natural products as well as specialty grocery and mass market grocery distributors. The Company’s principal competitors do not generally disclose information similar to the Excluded Targets and the Company’s principal natural products distributor competitors are private companies for which much less financial information is available.  Because the Company generally sells products under purchase orders, and not pursuant to agreements with or commitments from its customers for the purchase of products, the Company’s customers are generally not obligated to purchase products from the Company for an extended period of time.  This lack of committed purchase volume from its customers, coupled with the fact that the Company’s business is a low margin business, results in a highly competitive environment where competitors compete aggressively with one another, particularly on price.  The Company’s

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

competitors and potential competitors are managed by sophisticated individuals that are capable of evaluating information, particularly sales and operating profit (earnings before income and taxes) information by division, and extracting from such information relevant information regarding the Company’s strategy, including divisions that the Company may be focusing on aggressively growing, divisions that the Company may be shifting its attention from, divisions where the Company may have greater operational efficiencies, and divisions where the Company faces less competition and where there may be lower barriers to entry.  Among other things, this information could allow competitors and potential competitors to take advantage of market opportunities previously unknown to them and to more efficiently compete with the Company.  Some specific examples of how this information might be used by competitors and potential competitors to the detriment of the Company, include: (i) a competitor might learn that the Company has reduced its focus on a particular division and use this information when marketing its services to customers of that division; or (ii) a competitor may learn that a certain division is supporting growth in another division or that a division is operating more or less efficiently than another division, and use this information to market its services to the Company’s customers at prices less than those charged by the Company which could result in the Company losing the customer or being forced to make price concessions to retain the customer.

Disclosure of the Excluded Division Targets would also be valuable to the Company’s customers, resulting in competitive harm to the Company.  Like its competitors, the Company’s customers are managed by experienced and intelligent business persons for whom the price at which they acquire products that the Company distributes is meaningful to the success of their business.  The information discussed above that could be derived from the Excluded Division Targets is valuable to customers and detrimental to the Company because it could result in customers seeking price concessions from the Company or alternatively terminating their relationship with the Company, which they generally may do on short notice.  Some specific examples of how this information might be used by a customer to the detriment of the Company, include: (i) a customer may demand a price concession after learning that the Company’s profit margins are higher for the customer’s division or alternatively the customer may terminate its relationship with the Company; (ii) a customer may seek a different distributor after learning that the Company has shifted its focus from the customer’s division; or (iii) a customer may garner negotiating leverage by learning the Company is actively growing or seeking to grow a division that services the customer.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

The Excluded Division Targets also include information that would be valuable to the Company’s suppliers and detrimental to the Company.  If these suppliers were able to review and analyze this information, the suppliers could attempt to charge the Company higher prices for the products that it distributes within its more profitable divisions and suppliers with whom the Company has an exclusive arrangement might seek other distributors, in both cases negatively affecting the Company’s results of operations.  Some specific examples of how this information might be used by a supplier to the detriment of the Company, include: (i) suppliers to divisions with higher profit margins may seek to have the Company pay higher prices for their products, which may not be available from other suppliers; (ii) suppliers of products for divisions for which the Company is targeting significant growth may seek to charge the Company higher prices for their products, which may not be available from other suppliers; and (iii) suppliers with which the Company has an exclusive arrangement may seek a different distributor if they are distributing products to the Company for distribution to a division for which the Company has shifted its focus.  The cost that the Company pays to acquire the products that it distributes and its exclusive supplier relationships are important, and in the case of the price it pays to acquire the products it distributes, critical, to the Company’s success and ability to compete effectively against its competitors, and requiring the Company to disclose the information included in the Excluded Division Targets could cause substantial harm to the Company’s competitive position.

Excluded Operational Targets.  All of the Excluded Operational Targets represent internal operational aspirations that the Company does not disclose publicly and which the Company’s customers or competitors could use to the detriment of the Company.

The performance targets relative to the timely integration of the Company’s new specialty distribution facilities include specific target dates by which the Company intends to integrate specific facilities.  Disclosure of these performance targets, even after the completion of the relevant performance period, would allow the Company’s competitors to determine whether the Company achieved its internally projected integration goals, which may be more aggressive or aspirational than those included in the Company’s business plan for that year.  If the Company failed to achieve these internal operational goals the Company’s competitors could use this information to the detriment of the Company by alleging to the Company’s customers that the Company’s inability to integrate the facilities on its internally projected timeline will hinder the Company’s ability to meet the needs of those customers that will be serviced from that facility.  To the extent that the goals identify or imply a specific sequence for facility integration, competitors of the Company could garner information related to the Company’s business strategy with respect to which facilities are of greater strategic importance for the Company during a particular performance period.  This information could be used by the Company’s competitors to focus their efforts in markets that appear to be of lesser importance to the Company where the Company may be unable to effectively respond to such efforts or alternatively to more aggressively focus their efforts on retaining customers in markets that appear to be of more importance to the Company.

Disclosure of specific performance targets related to transportation cost control efforts for a division of the Company’s business would allow the Company’s competitors and customers to determine the Company’s management’s projections on the magnitude of potential improvement in transportation expenses for the division.   This information could be used by the Company’s competitors to allege to the Company’s customers that there were excessive inefficiencies in the division’s transportation system the costs of which were being borne by the customers in an effort to encourage these customers to terminate their relationships with the Company.  Similarly, the Company’s customers could use this information to seek price concessions from the Company that would adversely affect the Company’s profitability.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

If the Company were required to disclose the Excluded Targets, it would need to consider the relative benefits and detriments associated with its current compensation policies.  If the Company were to conclude that the detriments associated with disclosure of the Excluded Targets outweigh the benefits of the performance-incenting features of the current annual performance-based cash incentive plan, it could feel compelled to modify the manner in which it determines the compensation payable to its executives.  Any such modification could reduce the alignment of the Company’s compensation practices with its business goals and hinder the objectives of the Compensation Committee’s pay-for-performance philosophy, which would adversely affect the interests of the Company’s securityholders in addition to impairing its competitive position.

The Company believes that the foregoing amply demonstrates that disclosure of the Excluded Targets would likely result in substantial harm to the Company’s competitive position and, accordingly, that such disclosure is not required under Item 402(b) of Regulation S-K.

For those performance measures that the Company is permitted to exclude from its future filings because disclosure thereof would result in competitive harm, the Company will include in such future filings disclosure regarding how difficult it will be for the named executive officer or how likely it will be for the Company to achieve the target levels or other factors in accordance with the requirements of Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentive Program, page 31

12.
We note that your Long-Term Incentive Program is based, in part, upon several factors including your Compensation Committee's assessment of the Named Executive Officer's individual performance. Please describe the areas of individual performance that the Compensation Committee considers.

RESPONSE: The Company will revise future filings to comply with the comment.  Specifically, the Company will enhance future disclosures to describe the areas of individual performance, if any, assessed by the Compensation Committee in approving equity awards to the Company’s named executive officers.  In fiscal 2009, these areas included the same performance targets established by the Compensation Committee for such individual with respect to the Company’s annual cash incentive plan that were not based on Company or division-level performance.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

13.
We also note that your equity awards are also based on the Company’s performance for the prior fiscal year compared to internally prepared projections for that year. Please provide quantitative or qualitative disclosure about the internally prepared projections that you take into account in setting your long-term compensation policies. Refer to Item 402(b)(2)(5) of Regulation S-K.

RESPONSE: The Company will revise future filings to comply with the comment.  As described in the Compensation Discussion and Analysis in the Proxy Statement, beginning in fiscal 2009, the total dollar value of equity-based awards granted to a named executive officer was calculated based on a percentage of the individual’s total cash compensation for the prior fiscal year.  Impacting the total level of cash compensation paid to a named executive officer is his or her annual cash incentive compensation, which is based, in part, on how well the Company performed against the performance targets established by the Compensation Committee for the Company’s annual cash incentive plan, which targets were based on internally prepared projections or operational goals.  If the Company’s performance exceeds these targets, a named executive officer’s cash compensation increases.  As a result of that increase, the total value of his or her equity-based awards increases.  The Company will enhance future disclosures to more clearly reflect the relationship between the Company’s performance in relation to the targeted levels of performance utilized in calculating awards under the Company’s cash incentive plan (which are based on internally prepared projections) and the resulting impact on the value of a named executive officer’s equity-based awards.

Certain Relationships and Related Transactions, page 53

14.	Please discuss the standards you apply when reviewing related party transactions. Refer to Item 404(b) of Regulation S-K.

RESPONSE: The Company will revise future filings to disclose that related party transactions must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

Form 8-K Filed September 9, 2009

15.
We note your disclosure of Free Cash Flow as a non-GAAP financial measure and the reconciliation provided in the press release furnished under Item 2.02. When you disclose a non-GAAP financial measure in a current report filed under Item 2.02 of Form 8-K, you should provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. As such, in future Form 8-K filings under Item 2.02 that include the presentation of one or more non-GAAP measures please provide the following additional disclosures:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

Mr. H. Christopher Owings
Securities and Exchange Commission
March 17, 2010

•	the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors; and

•	the additional purposes, in any, for which management uses the non-GAAP measure.

Refer to Item 10(e) of Regulation S-K and the Division's Compliance and Disclosure Interpretations - Non-GAAP Financial Measures dated January 11, 2010 available on our web site at http://www.sec.gov.

RESPONSE: The Company believes that the information required by Item 10(e)(1)(i) of Regulation S-K with respect to the non-GAAP financial measure presented in the press release furnished to the Commission as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2009 was included under Item 2.02 within the body of the Current Report on Form 8-K.  The Company believes that this method of disclosing the information required by Item 10(e)(1)(i) complies with Instruction 2 to Item 2.02 of the Current Report on Form 8-K and the statements contained in Section II.C.2 of SEC Release No. 34-47226.

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 401-528-8634 ext. 32301 if you have any questions or further comments.  Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Joseph J. Traficanti
Joseph J. Traficanti
Senior Vice President, General Counsel and
Chief Compliance Officer

Cc:       Steven L. Spinner, United Natural Foods, Inc.
Mark E. Shamber, United Natural Foods, Inc.
F. Mitchell Walker, Jr., Bass, Berry & Sims PLC